August 8, 2016
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
 Washington, D.C. 20549
Attn: Mr. Larry Spirgel, Assistant Director

RE:   Time Warner Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 25, 2016

Form 8-K
Filed February 10, 2016
File No. 001-15062

Dear Mr. Spirgel:

Set forth below is Time Warner Inc.'s ("Time Warner" or the "Company") response to the Securities and Exchange Commission Staff's ("SEC" or the "Staff") comments given by letter (the "Comment Letter") dated July 14, 2016 regarding the Company's Annual Report on Form 10-K for the year ended December 31, 2015 (the "2015 Form 10-K") and Form 8-K filed with the SEC on February 10, 2016 (the "February 2016 Form 8-K).

Form 10-K for the Fiscal Year Ended December 31, 2015

General

Comment No. 1. You state on page 4 of the 10-K that your Turner segment operates regional entertainment networks in regions including the Middle East. The beIN website indicates that as of January 2016 beIN offers Turner programming in the Middle East and North Africa, regions that include Syria and Sudan. The beIN website offers subscriptions to programming that includes Turner programming to individuals in Sudan and Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the 10-K about contacts with Sudan and Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, consumers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any arrangements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response No. 1: Time Warner Inc. ("Time Warner" or the "Company") is a leading media and entertainment company and, as described in its Annual Report on Form 10-K for the year ended December 31, 2015 (the "2015 Form 10-K), classifies its businesses into three reportable segments: Turner, Home Box Office and Warner Bros.

As described in more detail in the 2015 Form 10-K, the Turner segment owns and operates a leading portfolio of domestic and international cable television networks and related properties, including TNT, TBS, Adult Swim, truTV, Turner Classic Movies ("TCM"), Turner Sports, Cartoon Network, Boomerang, CNN, CNN International ("CNNI") and HLN, that offer entertainment, sports, kids and news programming on television and digital platforms for consumers around the world.  Turner's networks and programming are distributed by cable system operators, satellite service distributors, telephone companies and other distributors (all known as affiliates) and is available to subscribers of the affiliates. Turner generates revenues primarily from fees paid by affiliates that have contracted for the right to distribute Turner's programming, from sales of advertising and from licensing its original programming, its brands and characters for consumer products.  For the year ended December 31, 2015, the Turner segment recorded Revenues of $10.596 billion (37% of the Company's total Revenues) and Operating Income of $4.087 billion.

The Home Box Office segment operates the HBO and Cinemax multi-channel premium pay television services and broadband-delivered services ("OTT services"), including HBO NOW.  HBO- and Cinemax-branded premium pay, basic tier television or OTT services are distributed in over 60 countries in Latin America, Asia and Europe.  The Home Box Office segment licenses both individual programs and packages of programs to television networks and streaming video on-demand services in over 150 countries.   The Home Box Office segment generates revenues primarily from fees paid by affiliates that have contracted for the right to distribute Home Box Office's programming to subscribers, from home entertainment sales of its original programming and from licensing its original programming.  During 2015, the Home Box Office segment recorded Revenues of $5.615 billion (20% of the Company's total Revenues) and Operating Income of $1.878 billion.

The Company's Warner Bros. segment is a global leader in the production, distribution and licensing of television programming, feature films, videogames, consumer products and brands.  Warner Bros. was the #1 producer of primetime television series for the U.S. broadcast networks for the 2015-2016 television season and will retain its #1 position for the 2016-2017 television season.  For 2015, the Warner Bros. segment was the #3 U.S. videogame publisher with two titles in the top ten videogame releases, and it was the #4 film studio in global box office receipts in 2015, with 24 original feature films released for distribution in the U.S.  In 2015, the Warner Bros. segment also released internationally 22 English-language films and 24 local-language films that it either produced or acquired from other companies.  The Warner Bros. segment has a global network of local production companies in 16 international territories.  The Warner Bros. segment generates revenues from (i) fees paid for the initial broadcast of its television programming or feature films; (ii) licensing rights to air the programming in subsequent distribution windows and platforms, such as cable television, OTT services and international distribution of television programming and feature films; (iii) sales of television, feature film and videogame programming to consumers in physical and digital formats; and (iv) licensing characters and brands for consumer products.   During 2015, the Warner Bros. segment recorded Revenues of $12.992 billion (43% of the Company's total Revenues) and Operating Income of $1.416 billion.

Although it is a global company and leading media and entertainment company, the Company has had minimal contacts with Sudan or Syria during the last three fiscal years and the six months ended June 30, 2016 (the "Relevant Time").  The Company does not have business offices or ongoing operations located in either Sudan or Syria.  In addition, the Company's general approach is to exclude Sudan and Syria, as well as other countries targeted by U.S. economic sanctions, from distribution, programming and licensing contracts.  As discussed below, Sudan and/or Syria occasionally have been (i) included within a larger territory covered in certain contractual arrangements in a manner consistent with OFAC regulations based on the application of guidance related to the "general inventory rule" and/or (ii) implicated by certain journalistic and intellectual property protection activities conducted pursuant to OFAC authorizations and/or exemptions.  Time Warner and its segments have robust systems in place with respect to compliance with U.S. economic sanctions and export controls.  Time Warner and its segments regularly confer with and obtain advice from outside counsel regarding both specific activities undertaken and sanctions and export control compliance more generally.

The only direct (and indirect) contacts with Sudan or Syria during the Relevant Time that the Company has identified consist of the following:

1.	Journalistic activities and related transactions by CNN, which is part of the Turner segment, as described below.
2.
Distribution agreements, including an agreement  between the Turner segment and an affiliate of beIN Media Group that became effective in January 2016 and covers the distribution of some of the Turner segment's networks within a designated territory across North Africa and the Middle East, as described below.

3.
Agreements by the Turner segment, each licensing the right to use a character and/or brand from Cartoon Network programming in connection with a variety of merchandise categories in territories across Africa and the Middle East ("L&M Agreements"), as described below.

4.	A small number of agreements by the Home Box Office segment, each licensing the right to exhibit an individual boxing match or program across a large territory in Africa, as described below.
5.	Journalistic programming aired by the Home Box Office segment on the HBO network, as described below.
6.	Intellectual property filings in Syria to protect intellectual property assets of the Company, as described below.

1.
CNN Journalistic Activities and Related Transactions.  CNN and its subsidiaries and affiliates, including CNNI, are leaders in reporting worldwide breaking, developing and on-going news on television and digital properties in more than 200 countries as of December 31, 2015.  To cover breaking news related to the ongoing political, religious and social turmoil in the Middle East and

Africa, CNN journalists and support personnel have engaged in journalistic activities and transactions in or involving Syria and Sudan during the Relevant Time.  Consistent with OFAC's long-standing support of journalistic activities and the unfettered dissemination of important international news events to the American public and persons around the world, CNN has generally carried out these activities and transactions involving Syria under a number of specific licenses issued by OFAC or pursuant to an exemption from OFAC regulations for journalistic activities in the case of Sudan.  In the future, the Company anticipates that, as news events warrant, CNN journalists and support personnel will engage in similar activities and transactions in Syria, and possibly in Sudan.  In those cases, CNN will request similar specific licenses from OFAC in the case of Syria or operate pursuant to the journalistic activities exemption in the case of Sudan, consistent with past practices and applicable law.   The Company also takes the position that its journalistic activities, wherever they are conducted, are protected activities under the First Amendment to the United States Constitution.

2.
Distribution Agreements.  During the Relevant Time, the Company has had four distribution or programming agreements covering large territories across Africa and/or the Middle East that have included Syria and/or Sudan within the applicable territory: three agreements entered into by the Turner segment and one entered into by the Home Box Office segment.

Turner.  A subsidiary of Turner Broadcasting System, Inc. entered into a distribution agreement with a subsidiary of the beIN Media Group ("beIN"), a media company headquartered in Doha, Qatar, with a six-year term beginning January 1, 2016. There is a flat annual fee paid by beIN under the agreement.  Under the agreement, beIN can distribute the covered Turner networks to subscribers of beIN's pay-TV and OTT platforms in a territory across the Middle East and Africa.  The Turner networks included in the distribution arrangement are CNNI HD, HLN, TCM (pay-TV only), Cartoon Network (in English and Hindi) and Boomerang.  Cartoon Network and Boomerang are networks that offer programming for children.  CNNI and HLN are news networks, and TCM offers classic Hollywood movies.  The agreement also includes trademark license provisions for two "free-to-air" Turner networks – Cartoon Network Arabic and CNNI SD – which enable beIN to include those networks in its electronic programming guide.  These "free-to-air" Turner networks can be accessed without payment by consumers with a digital antenna.

The territory covered by the beIN agreement consists of Algeria, Bahrain, Chad, Djibouti, Egypt, Iraq, Jordan, The Kingdom of Saudi Arabia, Kuwait, Lebanon, Libya, Mauritania, Morocco, Oman, Qatar, Somalia, South Sudan, Sudan, Syria, Tunisia, United Arab Emirates, Yemen, and Palestine.  The beIN agreement includes provisions that would remove countries from the list if any country is subject to U.S., E.U. or other applicable laws, including OFAC regulations, that prohibit such licensing or sales. Turner's current information regarding beIN subscribers is that distribution of the Turner networks to subscribers in Syria and Sudan represent less than 1% and approximately 2%, respectively, of beIN's distribution of the Turner networks to subscribers across the territories covered by the agreement.

The agreement with beIN replaced a two-year agreement with a subsidiary of Orbit Showtime Network ("OSN"), a Dubai-based direct-broadcast satellite provider serving the Middle East and North Africa, which ended December 31, 2015.  The agreement included Cartoon Network, Boomerang and TCM (pay channels), and CNNI and Cartoon Network Arabic (both free-to-air channels).  Under the agreement, OSN paid a flat annual fee for each pay channel.  The territory under the OSN agreement was the same as the territory in the current agreement other than Tunisia. The agreement also included provisions that removed countries within the territory if they became subject to U.S. or other applicable laws, including OFAC regulations, that prohibit such licensing or sales.

The Turner segment also has a distribution agreement with Multichoice (Proprietary) Limited ("Multichoice"), a South Africa-based media company that operates pay-television and Internet subscriber platforms, with a four-year term beginning May 1, 2013.  The agreement includes CNNI, Cartoon Network, Boomerang and TCM (all in English), and Cartoon Network and Boomerang in Portuguese in Angola and Mozambique. Under the agreement, Multichoice can distribute the Turner networks in more than 50 countries across Africa, including Sudan.  As of May 2016, the number of Multichoice subscribers in Sudan and South Sudan was approximately 2,000 and the total number of Multichoice subscribers across the territory was approximately 23.5 million.  Under the agreement, Multichoice pays a flat annual fee for TCM and an annual fee based on total subscribers for the other networks.

Home Box Office.  The Home Box Office segment entered into an agreement in 2010 with an affiliate of OSN, under which OSN licensed certain HBO programming to air across numerous countries in the Middle East and North Africa.  The agreement included Syria, but specifically excluded Sudan. The term of the agreement expired in 2014 and subsequent renewals have explicitly excluded Syria and Sudan.

The Company has concluded that the limited distribution of (i) the Turner networks in Syria and Sudan under the beIN agreement (and the predecessor agreement with OSN), (ii) the Turner networks in Sudan under the Multichoice agreement, and (iii) the HBO programming in Syria under the OSN agreement, is, in each case, consistent with OFAC regulations based on the application of guidance related to the "general inventory rule."  The distribution available to subscribers in Sudan and Syria, as applicable, represents or represented a negligible percentage of the total distribution under the relevant agreement, and none of the programming or networks is specifically intended for either country.  In addition, at the time the television programming is made available to the subscribers, it would be regarded as informational materials, another area of exemption under OFAC regulations.

3.
Turner L&M Agreements.  During the Relevant Time, the Turner segment has had approximately 30 agreements that license to third-parties the right to use designated characters and brands from programming on the Cartoon Network on a variety of merchandise categories, such as food and beverage, apparel, stationery and paper goods, toys, and sporting goods, within territories across Africa and the Middle East that include Syria, Sudan or both.  The license periods under these agreements range from six months to four years, with a majority being two years or less (10 agreements have terms that have not expired).  The payments under the agreements are small, ranging from under $10,000 to approximately $200,000, and are not allocated by country within the territory. The Company has concluded that the limited distribution of Cartoon Network-licensed merchandise in Syria and/or Sudan by third parties under these agreements is also consistent with OFAC regulations based on application of the "general inventory rule," as noted above.

4.
Home Box Office Licenses of Boxing Programming.  The Home Box Office segment owns rights to distribute certain boxing matches and programming in territories outside the United States.  The matches and programs are shown on HBO networks in the U.S. and on HBO and other networks throughout the world.  Home Box Office has entered into a limited number of agreements that cover a single boxing match or a boxing program, granting the licensee the right to air the match or program for a one-year period, beginning with the initial telecast and including a maximum number of exhibitions during the year, within a designated territory. The Company has identified 17 such contracts for individual boxing events or programs during the Relevant Time with Super Sport International ("SSI"), an operator of a pay television sports network based in South Africa, each to exhibit a boxing match or program for a one-year period in South Africa and more than 40 other countries in Africa, including Sudan. There was a small flat fee payable by SSI under each agreement for the entire territory.  The Company has concluded that the limited distribution of boxing matches or programs in Sudan under these agreements is also consistent with OFAC regulations based on application of the "general inventory rule" and the OFAC exemption for journalistic activities in Sudan, each as noted above.

5.
Home Box Office Journalistic Programming.   The Company has identified the following programming aired on the HBO network during the Relevant Time that either involved filming in Syria or Sudan by the producer of the programming or includes images and footage taken by journalists in those countries.

a.
Jim:  The James Foley Story, a documentary on the life and work of James Foley, an American journalist who went missing while covering the war in Syria and was executed by ISIS in 2014.  This documentary was licensed by the Home Box Office segment after filming was completed, and it premiered on the HBO network on February 6, 2016.  The documentary includes images taken by journalists while in Syria.

b.
Programming from Vice Media LLC ("Vice Media"), an independent company that Time Warner does not have an ownership interest in.  The programming includes Vice, a weekly newsreporting series and periodic one-hour specials, which have aired on the HBO network since spring 2013.  One episode in 2014 and a special in 2016 included reports with footage filmed in Syria; and one episode in 2014, which focused on reporting on Sudan ten years after the civil war in Darfur erupted, included filming in Sudan. The Home Box Office segment also has entered into an agreement for Vice Media to produce a daily news program, which has not yet begun to air.  The future programming from Vice Media (the weekly, special and daily program) is expected to include reporting from around the world, which could include Syria and/or Sudan.

6.
Intellectual Property Filings.  The Company has made filings to protect its intellectual property in Syria, including trademark protections in accordance with the Madrid Protocol, an international treaty that provides an economic means of securing trademark registration in countries that have agreed to it. Actions to protect intellectual property rights in Syria are consistent with OFAC regulations pursuant to an exemption authorizing transactions related to patents, trademarks, copyrights and other intellectual property.

Comment No. 2. Please discuss the materiality of any contacts with Sudan or Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response No. 2: The Company believes that the minimal contacts it has had with Sudan and Syria during the Relevant Time, as described in the response to Comment 1, are not material to the Company, and the Company believes they also do not constitute a material investment risk for the holders of the Company's debt and equity securities.

The contacts and business arrangements are not material to the Company from either a financial or operational perspective.  The revenues received and costs incurred in connection with the contacts and agreements are not material – the annual payments under the distribution agreements and the payments under the Home Box Office license agreements each represent a very small portion of the respective revenues of the segments.  The payments are even more inconsequential when considered either (i) using a reasonable method to allocate the payment to the small number and percentage of the distributor's subscribers in Sudan or Syria compared to the number or percentage of the distributor's total subscribers across the countries included in the territory covered by the agreement or (ii) in comparison to the aggregate revenues of the Company.  The payments under the Turner L&M Agreements also are very small both individually and in the aggregate. Similarly, the programming costs associated with the arrangement with Vice Media, the newsgathering costs and the costs to file for intellectual property protections also represent a very small portion of the Company's expenses.

The Company had Revenues of $28.118 billion, $27.359 billion and $26.461 billion, respectively, and Net Income of $3.8 billion, $3.8 billion and $3.7 billion, respectively, for the years ended December 31, 2015, 2014 and 2013, respectively.  For the six months ended June 30, 2016, the Company had Revenues of $14.26 billion and Net Income of $2.16 billion.   As reported in the 2015 Form 10-K, Revenues from geographic areas other than the United States, Canada, Europe, Asia, Pacific Rim, and Latin America (i.e., essentially Africa and the Middle East) represented $304 million, $287 million and $221 million, respectively, for the years ending December 31, 2015, 2014 and 2013, respectively, or approximately 1.1% or less of the Company's total Revenues for each year.

The beIN agreement described in the Company's response to Comment 1 related to the distribution of certain Turner networks in a territory comprising a number of countries across North Africa and the Middle East provides for a flat annual fee and does not include an allocation of the annual fee to a particular country.  The annual payment for 2016 under the beIN agreement represents well under 0.5% of the Turner segment's Revenues for 2015 and less than 0.05% of the Company's total Revenues for 2015. The annual payments for 2015 and 2014 under the predecessor contract were less than the payment for 2016 under the beIN contract, and represented less than 0.1% of the Turner segment revenues for each year.  Similarly, the 2015 revenues under the Multichoice agreement represented less than 0.2% of the Turner segment's Revenues for 2015 and less than 0.07% of the Company's total Revenues for 2015. As a result, the portion of the annual fee that could reasonably be allocated to Syria and/or Sudan under each of the agreements would represent a negligible percentage of the Turner segment's Revenues (and an even smaller percentage of the Company's total Revenues) for each year.  The revenues for 2013 and 2014 under the Home Box Office segment agreement with OSN represented less than 0.1% of the Home Box Office segment's Revenues for both years and less than 0.02% of the Company's total Revenues for both years.  When considering the license arrangements for the individual boxing matches and program that could be exhibited in Sudan as well as more than 40 other countries in Africa, the license fees for the 17 agreements identified was a very small amount, whether considered individually or in the aggregate, and represented a negligible percentage of the Home Box Office segment's Revenues in any year during the Relevant Time. The fees also were not allocated among the countries included in the territories under the agreements and so any amount allocable to Sudan would be even more inconsequential relative to the Revenues for either the Home Box Office segment or the Company.  Consequently, when viewed from a financial perspective, the distribution agreements and the boxing programming licenses are not material to the Company.

The contacts and agreements also were not material to the Company from an operational standpoint. Including (i) the small number of subscribers in Syria or Sudan (as applicable) within the scope of the beIN agreement and other distribution agreements, (ii) Syria and/or Sudan within the territories covered by the Turner L&M Agreements, and (iii) Sudan within the scope of the Home Box Office agreements licensing boxing matches and programs, each as described in Response 1 above, did not have an impact on the operations of the Turner or Home Box Office segments in performing its respective obligations under the agreements.  Although the CNN business takes its role in reporting on world events very seriously and operates pursuant to high journalistic standards, the scope of CNN's contacts and journalistic activities within either Syria or Sudan is not material in comparison to either the Turner segment's or the Company's worldwide operations.

The Company believes that the contacts and business arrangements described in Response 1 do not present investment risk to the Company's investors.  The Company believes that its investors understand that, due to its news businesses, the Company likely will have contacts with countries that are targeted by OFAC sanctions because of relevant newsgathering requirements.  In particular, CNN has built a reputation as the leader in covering breaking news around the world and has a long history of reporting on conflicts in the Middle East, among other areas.  CNN's journalistic activities include reporting on newsworthy developments in Syria, including conflicts and terrorist activities involving that country, as events occur. CNN remains committed to providing comprehensive coverage of events around the world that affect its viewers in the United States and the rest of the world, which at times involves reporting the news from countries such as Syria and Sudan.  In carrying out its journalistic responsibilities, CNN has placed a high priority on OFAC compliance and transparency. Similarly, investors are familiar with the range and quality of original programming available on the HBO network, including documentary films that cover a wide scope of newsworthy topics and notable individuals, many of which have been nominated for and received awards, including programming such as the Vice newsreporting series.

From the perspective of the nature and number of contacts with Syria and Sudan, the Company also believes that its investors do not face material investment risk.  The Turner networks being distributed under the beIN and Multichoice agreements include news and children's programming and classic Hollywood films.  The boxing matches and programming exhibited under the Home Box Office agreements are available throughout the world.  The Company respectfully believes that none of these contacts is of a nature to present material investment risk.  The Company believes that having the Turner networks and programming distributed in territories across Africa and the Middle East, including to a small number of subscribers in Syria and Sudan, is beneficial to the Company and consistent with U.S. foreign policy interests.  The contractual arrangements also do not involve investments within Syria or Sudan that are at risk of seizure or other loss that could present a material investment risk to the Company's investors.

Form 8-K filed February 10, 2016

Exhibit 99.1

Full-Year Highlight, page 2

Comment No. 3. The presentation of your non-GAAP measures is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued May 17, 2016. Please review this guidance in its entirety when preparing your next earnings release.

Response No. 3: The Company has reviewed Question 102.10 of the updated Compliance and Disclosure Interpretations ("CD&Is") issued May 17, 2016 and, in preparing its earnings release for the quarter ended June 30, 2016, which was issued August 3, 2016, took steps so that its use of non-GAAP

measures in the earnings release is consistent with Question 102.10 of the updated CD&Is.   The Company has furnished the earnings release pursuant to Item 2.02, "Results of Operations and Financial Condition," as an exhibit to a Current Report on Form 8-K dated August 3, 2016 and filed with the Commission on August 3, 2016.

  *   *   *

I hereby acknowledge on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the 2015 Form 10-K and February 2016 Form 8-K;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2015 Form 10-K or February 2016 Form 8-K; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any questions.

Sincerely,

/s/ Brenda C. Karickhoff
Brenda C. Karickhoff
Senior Vice President & Deputy General Counsel
Time Warner Inc.
(212) 484-6576

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